[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 24, 2020

VIA EDGAR AND FEDERAL EXPRESS

Ms. Tonya K. Aldave

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-7010

Re:	Guild Holdings Company
Draft Registration Statement on Form S-1
Submitted August 24, 2020
CIK No. 0001821160

Dear Ms. Aldave:

On behalf of Guild Holdings Company, a Delaware corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 18, 2020 (the “Comment Letter”) relating to the above-referenced submission (the “Confidential Submission”). The Company is concurrently confidentially submitting Amendment No.1 to the above-captioned Confidential Submission (“Amendment No. 1”) via EDGAR and five courtesy copies of Amendment No. 1 marked to show changes to the Confidential Submission are being sent to the Staff under separate cover.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. All page references in the responses set forth below refer to pages of Amendment No. 1.

Prospectus Summary, page 1

1.

Please add a recent developments, or other subsection, to the summary in which you briefly describe the impact of the COVID-19 outbreak on your business, liquidity, financial condition and results of operations.

Response: In response to the Staff’s comment, pages 15 and 16 of Amendment No. 1 have been revised to address the Staff’s comment.

Company Overview, page 1

2.	In the third paragraph on page 3, please also include your revenue and net income for the fiscal year ended December 31, 2019.

Response: In response to the Staff’s comment, page 4 of Amendment No. 1 has been revised to address the Staff’s comment.

Implications of Being an Emerging Growth Company, page 13

3.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.

Response: The Company respectfully advises the Staff that it will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications. No such written communications have been presented to potential investors as of the date of this letter.

Ms. Tonya K. Aldave

September 24, 2020

Risk Factors

We are required to make servicing advances, page 27

4.	Please quantify the percentage of your serviced loans that are in forbearance as of a recent date.

Response: In response to the Staff’s comment, page 34 of Amendment No. 1 has been revised to address the Staff’s comment.

Organization Structure

The Reorganization Transactions, page 49

5.	Please disclose the tax implications related to the reorganization, including the impact of Guild Mortgage Company converting from a corporation into a limited liability company.

Response: The Company respectfully advises the Staff that the reorganization transactions, including the conversion of Guild Mortgage Co. from a corporation to a limited liability company, are not expected to result in any material U.S. federal income tax consequences to the Issuer and its subsidiaries under current law. In response to the Staff’s comment, page 57 of Amendment No. 1 has been revised to address the Staff’s comment.

Use of Proceeds, page 52

6.	Please describe more specifically the intended uses of the net proceeds and the amount intended for each use or tell us why you are unable to do so.

Response: The Company respectfully advises the Staff that it is no longer contemplated that the Company will issue and sell any shares of its Class A common stock in this offering. Instead, only selling stockholders will be offering shares of the Company’s Class A common stock in this offering. Accordingly, the Company will not receive any proceeds from the sale of shares of its Class A common stock by the selling stockholders in this offering (including any proceeds from the sale of shares of its Class A common stock that such selling stockholders may sell pursuant to the underwriters’ option to purchase additional shares of its Class A common stock). Page 58 of Amendment No. 1 has been revised to reflect this update.

Non-GAAP Financial Measures, page 68

7.	Please tell us the following for your Non-GAAP measures “Adjusted Net Income” and “Adjusted EBITDA”:

•

We note you removed the fair value adjustment of mortgage servicing rights due to valuation assumptions. Please reconcile the valuation adjustment of mortgage servicing rights in the consolidated statement of income to the change in fair value of MSRs due to valuation assumptions in the Non-GAAP reconciliation;

Response: In response to the Staff’s comment, pages 27 and 78 of Amendment No. 1 have been revised to address the Staff’s comment.

•

We note you removed the charge related to change in fair value of MSRs due to valuation assumptions and did not remove the gains due to the fair value of originated MSRs. Please tell us how you considered the guidance in Rule 100(b) of Regulation G and the Division’s Non-GAAP C&DI 100.03 when determining the appropriateness of your presentation; and

Response: The Company respectfully advises the Staff that it has considered the guidance in Rule 100(b) of Regulation G and the Division’s Non-GAAP C&DI 100.03 in determining the appropriateness of the presentation of its Non-GAAP financial metrics. The Company excludes the change in the fair value of its MSRs due to changes in model inputs and assumptions from Adjusted Net Income and Adjusted EBITDA because the Company believes this non-cash, non-realized adjustment to total revenues is not indicative of the Company’s operating performance or results of operation but rather reflects changes in model inputs and assumptions (e.g., discount rates and prepayment speed assumptions) that impact the carrying value of the Company’s MSRs from period to period. Consistent with the guidance in Rule 100(b) of Regulation G and the Division’s Non-GAAP C&DI 100.03, the Company excludes the negative and positive impacts of these changes in the fair value of its MSRs from Adjusted EBITDA and Adjusted Net Income for each of the periods presented in Amendment No. 1 (e.g., this excluded amount was negative for each of the six months ended June 30, 2020 and 2019 and the year ended December 31, 2019 but was positive for the year ended December 31, 2018). See pages 25 and 76 of Amendment No. 1.

Ms. Tonya K. Aldave

September 24, 2020

The Company submits that the “fair value of originated MSRs” component of “total loan origination fees and gain on sale of loans, net,” on the other hand, is indicative of its operating performance and results of operations because it reflects the fair value of the Company’s originated MSRs at the time the underlying loans were sold. This amount is not impacted by subsequent changes in the carrying value of the Company’s MSRs. The Company respectfully advises the Staff that it is therefore appropriate to include the “fair value of originated MSRs” in Adjusted EBITDA and Adjusted Net Income. We further advise the Staff that the Company believes its presentation of Adjusted EBITDA and Adjusted Net Income is consistent with how other mortgage origination companies measure their operating performance and results of operations, and the Company notes, for example, the use of similarly presented measures in Rocket Companies, Inc.’s registration statement on Form S-1, which was declared effective by the Commission on August 5, 2020.

•

We note that throughout your registration statement, you disclose that decreases in the fair value of your MSRs are largely offset by additional revenue realized from your increased origination volume during the same period. Please tell us how you considered the guidance in Rule 100(b) of Regulation G and the Division’s Non-GAAP C&DI 100.01 when determining the appropriateness of your presentation.

Response: The Company acknowledges the Staff’s comment that there is no offsetting revenue directly associated with the decrease in the fair value of the Company’s MSRs. In response to the Staff’s comment, pages 67, 68, 79 and 87 of Amendment No. 1 have been revised to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Six Months Ended June 30, 2020 and 2019, page 70

8.

Please revise your next amendment to break out the material components of expense categories (salaries, commission and benefits, occupancy, equipment and communication and general and administrative expenses). Discuss any material trends between periods. Refer to SEC Release 33-8350.

Response: In response to the Staff’s comment, pages 84, 85, 86, 91, 92 and 93 of Amendment No. 1 have been revised to address the Staff’s comment.

9.

You state that the increase in the provision for investor reserves of 202.4% for the six months ended June 30, 2020 was in part due to your decision to increase your investor loss reserve because of the potential effects of the Covid-19 pandemic. We also note that you elected to increase your foreclosure loss reserves 140.3% in anticipation of an increase in foreclosures after the moratorium of the CARES Act is lifted. Please clarify the basis for your decision and election to increase these reserves.

Response: In response to the Staff’s comment, pages 81 and 86 of Amendment No. 1 have been revised to address the Staff’s comment.

Business

Company Overview, page 96

10.

We note your disclosure that your overall recapture rate was 61% excluding “clients to whom [you] did not actively market due to contractual prohibitions or other business reasons.” Please advise us, and revise your disclosure if there is a significant difference between the disclosed 61% recapture rate and the overall recapture rate, without any exclusions for prohibitions or other business reasons.

Response: The Company respectfully advises the Staff that, during the twelve months ended June 30, 2020, there was not a significant difference between the Company’s overall recapture rate excluding clients to whom the Company did not actively market due to contractual prohibitions or other business reasons (61.1%) and the Company’s overall recapture rate not excluding clients to whom the Company did not actively market due to contractual prohibitions or other business reasons (58.5%).

Ms. Tonya K. Aldave

September 24, 2020

Facilities, page 115

11.

We note that you lease all your branch offices. Please also disclose whether you own or lease your principal executive office and satellite offices and provide an average square footage for the offices.

Response: In response to the Staff’s comment, page 130 of Amendment No. 1 has been revised to address the Staff’s comment.

Legal and Regulatory Proceedings, page 118

12.	If known, please disclose the amount in controversy in the lawsuit described on page 119, or advise.

Response: The Company respectfully advises the Staff that the amount in controversy in the lawsuit described on page 133 of Amendment No. 1 is still uncertain because discovery is ongoing and the DOJ, on behalf of HUD, is still in the process of reviewing the loans at issue in the case to determine which of those loans it believes to have been the subject of a FCA violation. To the extent the amount in controversy becomes known with respect to the referenced lawsuit prior to the effectiveness of the Company’s registration statement, the Company will include such amount in a future filing.

Executive Compensation

Outstanding Equity Awards at Fiscal Year-End, page 129

13.	Please explain what you mean by “distribution threshold” in the footnotes to the table on page 129.

Response: The Company respectively advises the Staff that “distribution threshold” refers to the hurdle amount of the applicable Profits Interests that, as noted in footnote 1 to the table on page 143 of Amendment No. 1, and under the heading “Profits Interests” on page 140 of Amendment No. 1, functions similarly to an option exercise price. Just as an option holder only benefits from appreciation in the value of the underlying stock in excess of the applicable option exercise price, a holder of a Profits Interest only participates in distributions to equity holders of Guild Management LLC in excess of the applicable Profits Interest hurdle amount. In response to the Staff’s comment, page 143 of Amendment No. 1 has been revised to replace references to “distribution threshold” with references to “hurdle amount” for additional clarity.

Principal and Selling Stockholders, page 130

14.	Please disclose in a footnote the natural person or persons that have voting and dispositive control of the shares of McCarthy Capital Mortgage Investors, LLC.

Response: In response to the Staff’s comment, page 149 of Amendment No. 1 has been revised to address the Staff’s comment.

Description of Certain Indebtedness, page 135

15.	Please name the counterparties to the loan and credit agreements disclosed in this section, or advise.

Response: The Company respectfully advises the Staff that disclosure of the names of the counterparties to the loan and credit agreements described in this section (the “loan and credit agreements”) would not provide any additional information that is material to investors and would put the Company at a competitive disadvantage.

The Company has disclosed the material terms of the loan and credit agreements with each counterparty in this section, and other material details, such as related outstanding indebtedness, total facility size and maturity date, associated with the loan and credit agreements are disclosed in the “Management’s Discussion and Analysis of the Financial Condition and Results of Operations—Liquidity, Capital Resources and Cash Flows” section of Amendment No. 1. Additionally, the Company will file the loan and credit agreements (with the omissions and redactions permitted by Items 601(a)(5) and 601(b)(10)(iv) of Regulation S-K) as exhibits to Amendment No. 1 and future public filings of the Company’s registration statement on Form S-1 with respect to this offering. The Company believes that disclosure of the names of the counterparties to the loan and credit agreements would not provide any additional information that is material to investors.

Ms. Tonya K. Aldave

September 24, 2020

In addition, the Company believes that disclosure of the names of the counterparties to the loan and credit agreements could harm the Company’s relationships with its lenders and would reveal sensitive information to the Company’s competitors, its current and future lenders and other parties, who could, for instance, associate competitively sensitive details regarding each loan and credit agreement, including the amount and key terms of the loans that such parties are willing to make available to the Company, disclosed in in the “Management’s Discussion and Analysis of the Financial Condition and Results of Operations—Liquidity, Capital Resources and Cash Flows” section of Amendment No. 1 with particular counterparties. This would place the Company at a competitive disadvantage, including with respect to other mortgage origination companies that have not publicly disclosed such information, such as Rocket Companies, Inc., whose registration statement on Form S-1 was declared effective by the Commission on August 5, 2020. Rocket Companies, Inc. redacted certain competitively sensitive information from the loan and credit agreements that were filed as exhibits to its registration statement in which the names of the related counterparties were disclosed, thereby preventing competitors from associating the redacted terms of those agreements with the names of the corresponding lenders included therein.

Exclusive Forum, page 142

16.

We note that your exclusive forum will apply, to the fullest extent permitted by law, to all actions asserting covered Delaware state law claims, including other claims, such as federal securities claims. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: In response to the Staff’s comment, pages 53 and 161 of Amendment No. 1 have been revised to address the Staff’s comment.

Notes to the Consolidated Financial Statements for the Period Ending June 30, 2020

Note 2. Fair Value Measurements, page F-10

17.

We note that the notional value of interest rate lock commitment (IRLC) derivatives increased from $1.524 billion at December 31, 2019 to $5.100 billion at June 30, 2020. Please tell us and revise your disclosures accordingly how such activity reconciles to the net transfers and revaluation gains of IRLCs in the Level 3 fair value rollforward on page F-16 and why the related FV of increase in notional value is not reflected as an addition or the fair value adjustment to IRLCs included in loan origination fees and gain on sale of loans, net, is not reflected as a valuation adjustment in the Level 3 fair value rollforward.

Response: The Company respectfully advises the Staff that, although the notional value of an IRLC is equal to the UPB of the underlying potential loan, the value of the Company’s IRLC assets (which are derivative instruments) is recorded using their fair value, not their notional value. All changes in the fair value of the Company’s IRLCs are recorded as “net transfers and revaluation gains” for the periods presented. The fair value of the Company’s IRLC assets at December 31, 2019 and June 30, 2020 was $19.9 million and $141.6 million, respectively, and this increase of $121.7 million was recorded as “net transfers and revaluation gains” of the same amount, as reflected on page F-16 of Amendment No. 1. “Net transfers and revaluation gains” is a component of, and fully accounted for within, the “fair value adjustment to MLHS and IRLCs” component of “total loan origination fees and gain on sale of loans, net”. The Company therefore respectfully advises the Staff that no additional adjustment for the “fair value adjustment to MLHS and IRLCs” should be made in the Level 3 fair value rollforward because the fair value of MLHS is classified as a Level 2 measurement and the changes in the fair value of the Company’s IRLCs are already addressed in the Level 3 fair value rollforward under “net transfers and revaluation gains”.

Ms. Tonya K. Aldave

September 24, 2020

Note 1. Business, Basis of Presentation, and Accounting Policies

Recently Adopted Accounting Pronouncements, page F-43

18.

We note you adopted Accounting Standard No. 2014-09 (ASC 606), Revenue from Contracts with Customers, on January 1, 2019. Please revise your next amendment to disclose if you applied retrospectively to each prior period or retrospectively with the cumulative effect of initial application reflected in the opening balance of retained earnings.

Response: In response to the Staff’s comment, page 106 of Amendment No. 1 has been revised to address the Staff’s comment.

General

19.	We note the use of market data throughout the filing. Please provide a consent for any third party research that was commissioned by you, if applicable.

Response: The Company acknowledges the Staff’s comment and confirms that the Company has not commissioned any of the aforementioned market data.

20.

We note your disclosure on page F-63 relating to the 2017 Guild Equity Appreciation Rights Plan. If this agreement is still in effect, please describe its material terms and file it as an exhibit to your registration statement. In addition, it appears that you may have issued appreciation rights to your executive officers in fiscal year ended December 31, 2019. If so, disclose the value of the appreciation rights granted in 2019 in the summary compensation table or advise.

Response: The Company respectfully advises the Staff that the Board of Directors of the Company expects to terminate the 2017 Guild Equity Appreciation Rights Plan and all awards outstanding thereunder prior to the completion of this offering and, therefore, the Company does not believe that inclusion of a summary of the material terms of the plan and filing of the plan as an exhibit is required. In addition, the Company respectfully notes that no appreciation rights were granted to executive officers in the fiscal year ended December 31, 2019.

21.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response: The Company respectfully advises the Staff that the Company will provide the Staff with mockups of any additional pages that include any pictures or graphics to be presented, including any accompanying captions, if any, prior to distributing preliminary prospectuses.

*                 *                *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1060.

Very truly yours,

/s/ Mark A. Stagliano
Mark A. Stagliano

Enclosure

cc:	Mary Ann McGarry (Guild Holdings Company)
Amber Elwell (Guild Holdings Company)
David E. Shapiro, Esq. (Wachtell, Lipton, Rosen & Katz)
Mark F. Veblen, Esq. (Wachtell, Lipton, Rosen & Katz)
William J. Cernius, Esq. (Latham & Watkins LLP)
Lewis W. Kneib, Esq. (Latham & Watkins LLP)